Exhibit 99.1

Company Contact:	Investor Relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: +972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	Email: info@gkir.com
Website: http://www.nova.co.il

Nova’s Metrology Solution Selected for 45nm Copper

Receives Multiple Metrology Order from a Leading Foundry

REHOVOT, Israel, March 30, 2009 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, received a multiple tool order for its integrated NovaScan metrology solution for measurement of Copper line thickness by a leading foundry. The integrated systems will complement the already deployed standalone NovaScan systems as part of that foundry’s Copper CMP process control scheme. The correlation of Copper line thickness measurements by NovaScan metrology to electrical tests provides critical information at an early stage of the device manufacturing process. The combination of integrated and standalone metrology provides the manufacturing fab the flexibility to visualize the Copper process on a wafer-to-wafer high sampling basis or on lower sampling basis depending on specific process characteristics.

The resistivity of metal interconnect lines directly affects the performance and power consumption of the device. As semiconductor devices shrink, lower resistivity Copper replaces the higher resistivity Aluminum as the interconnect metal. As Copper process control is more challenging than Aluminum, there is a need for metrology to measure accurately the profile of the Copper line that ultimately determines the line’s resistivity. Scatterometry has a unique capability to provide fast, accurate non contact measurements of Copper line thickness and to detect Copper residues that can degrade device performance and lower yield.

“As our customers continue to develop their advanced processes we are committed to continue cooperating with them to provide the metrology solutions they need”, said Noam Shintel, Corporate Marketing Director for Nova. “For technology nodes of 45nm and below we see a move from Copper process monitoring on solid measurement pads to a comprehensive control scheme where the Copper line trench is measured after Etch and the Copper line thickness is measured on 2D and 3D test targets after CMP. The deployment of NovaScan is indicative that our adaptive solution of fully matched high throughput standalone and integrated metrology coupled with NovaMARS 3D modeling software enables control of Copper processes in advanced technology nodes. With Advanced Process Control (APC) and Nova’s metrology solutions, semiconductor manufacturers are able to significantly reduce their process development cycle, increase the device performance and overall yield.”

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand-alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: unanticipated consequences of the global economic crisis, our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 28, 2008, as amended.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.